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08026360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 66544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

.1ST WORLDWIDE FINANCIAL PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2502 NORTH CLARK STREET, SUITE 217
(No. And Street)

CHICAGO,   IL   60614
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN F. MAHONEY   (732) 924-4100
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possession

PROCESSED

MAR 05 2008

THOMSON
FINANCIAL

FEB 27 2008
Washington, DC 103

SEC Mail Processing Section

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JOHN F. MAHONEY _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ 1ST WORLDWIDE FINANCIAL PARTNERS, LLC. _____ , as of _____ DECEMBER 31, 2007 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JONATHAN CASTANEDA
NOTARY PUBLIC OF NEW JERSEY
My Commission Exp. March 7, 2011

_____
Notary Public   1/19/08

_____
Signature

_____
CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST WORLDWIDE FINANCIAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007



FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
1st Worldwide Financial Partners LLC:

We have audited the accompanying statement of financial condition of 1st Worldwide Financial Partners LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of 1st Worldwide Financial Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 11, 2008

1ST WORLDWIDE FINANCIAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 13,538
Due from broker	73,634
Fees receivable	30,670
Fixed assets (net of accumulated depreciation of $25,276)	4,566
Other assets	30,356
TOTAL ASSETS	$ 152,764

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 69,036
Members' equity	83,728
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 152,764

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1st Worldwide Financial Partners LLC (the "Company") was organized in the State of Delaware in October 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on November 26, 2004.

The Company primarily acts as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company considers cash on deposit and money market accounts to be cash and cash equivalents.

NOTE 2.   DUE FROM BROKER

Included on the statement of financial condition are amounts receivable from the Company's clearing broker in connection with its securities transactions.

NOTE 3.   OTHER ASSETS

Included on the statement of financial condition are the following items as of December 31, 2007:

Account	Balance
Prepaid expenses	$ 29,741
Security deposit	615
Total Other Assets	$ 30,056

NOTE 4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2007, the Company had net capital of $18,135 that exceeded their requirements by $13,135.

NOTE 5.   INCOME TAXES

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

END